UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
GoFish Cam, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 21, 2016

Physical address of issuer
4600 Commanders Point Drive, Austin, TX 78734

Website of issuer
https://www.gofishcam.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
650,000

Deadline to reach the target offering amount
August 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$297,694	$79,957
Cash & Cash Equivalents	$44,031	$30,735
Accounts Receivable	$0	$0
Short-term Debt	$54,115	$3,513
Long-term Debt	$811,842	$257,680
Revenues/Sales	$226,299	$0
Cost of Goods Sold	-$195,766	$0
Taxes Paid	$0	$0
Net Income	-$387,026	-$261,402

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 22, 2018

GoFish Cam, Inc.



Up to 650,000 of Crowd Notes

GoFish Cam, Inc. ("GoFish Cam", the "Company," "we," "us", or "our"), is offering up to 650,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 10, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by August 10, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to 650,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 10, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.gofishcam.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/gofish.cam

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

GoFish Cam, Inc. is a Delaware C-Corporation, formed on January 21, 2016. The Company is located at 4600 Commanders Point Drive, Austin, TX 78734.

The Company's website is https://www.gofishcam.com.

The Company previously operated as a Delaware Limited Liability Company under the name GoFish Cam, LLC. GoFish Cam, LLC was formed on November 2, 2015 and reincorporated in Delaware as a C-Corporation on January 21, 2016.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/gofish.cam and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	650,000
Minimum investment amount per investor	$1,000
Offering deadline	August 10, 2018
Use of proceeds	See the description of the use of proceeds on pages 11-12 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 12-13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a cash position of $24,000. While the Company is profitable as of the month of March, this represents less than one month of runway given historical burn. If the Company is unable to secure more capital, it may not be able to meet its growth targets or meet its financial obligations.

The Company faces upfront costs in securing inventory to meet customer demand. Financing inventory purchases remain one of the Company's largest expenditures. If the Company is unable to raise additional

7

capital, access debt financing, and/or grow revenue, it may be unable to maintain a large enough inventory to meet customer demand, causing the Company to miss its growth projections.

GoFish Cam sees seasonality in its sales, with a spike around the holidays and a dip in Q1 in the fishing off-season. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

GoFish Cam faces competition from other companies in the fishing camera space. Existing companies that engage in the fishing camera business or are within the sports electronics space could introduce new or enhanced existing products. If GoFish Cam is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company has an inactive co-founder who holds a significant portion of equity in the Company. Although the inactive co-founder currently serves in an advisory role for the Company, he is not involved in the day-to-day operations. This may result in unnecessary dilution for the engaged founder, potentially misaligning incentives to grow the Company.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is

not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 61% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
GoFish Cam is a Kickstarter-backed hardware and mobile technology company that has developed an underwater camera that sits on an angler's fishing line. The camera works with a mobile application that lets its users review, edit, and share their footage.

Business Plan
Their long-term goal (after developing a significant enough user base) is to shift their business model from being built on camera sales to monetizing on data, content, and the mobile app.

The Company's Products and/or Services

Product / Service	Description	Current Market
Underwater camera	Wireless underwater camera that sits on a fishing line and works via mobile app, allowing anglers to gain insight into the underwater experience	U.S. sport and recreational fishing market.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, brand, and packaging are also important differentiating factors.

Customer Base
Our customers are Fishermen, anglers, captains, and fishing professionals. Our target customers are anglers between 25-55, who have a household income of $75,000+, who fish at least once a week, and who typically have a predatory fishing style (casting, trolling, bottom fishing, kayak fishing, ice fishing, and float fishing).

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86491131	Video cameras for fishing, namely, cameras that reside on fishing lines and which are accessible using mobile technology and applications.	GOFISH CAM	December 29, 2014	June 9, 2015	United States
87687992	Video cameras for fishing, namely, cameras that reside on fishing lines and which are accessible using mobile technology and applications.	GOFISH CAM (Design and Words)	November 16, 2017	April 17, 2018	United States

Patent Applications

Application or Registration #	Goods / Services	File Date	Grant Date	Country
N/A			Pending	United States
	Method and Apparatus for Auto Image & Video Orientation Level	July 20, 2016		

	Used in a Camera System			
62365254	Method and Apparatus for Blue-Tooth & Wi-Fi Integration for a Camera System	July 21, 2016	Pending	United States
62365269	Method and Apparatus for Waterproof Camera Housing Used for Fishing	July 21, 2016	Pending	United States
62365237	Method and Apparatus for Underwater, Smart, Fishing Camera System	July 21, 2016	Pending	United States
29571796	Underwater Fishing Camera System	July 21, 2016	Pending	United States
15150357	Method and Apparatus for Underwater Fishing Camera	May 11, 2016	Pending	United States

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.5% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.0% of the proceeds, or $58,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	40%	40%	40%
Operations	30%	30%	30%
Sales and Business Development	20%	20%	20%
General Expenses	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brandon Austin	CEO and Co-Founder	Run day-day operations, lead marketing and sales initiatives
Ryan Austin	Co-Founder	Advise on day-day operations and sales strategy, over see large contracts and partnerships
Kieran Howlett	CTO	Manage manufacturing, R&D of new product, code and manage mobile application.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,824,106	Standard	N/A	100%	_____
Convertible Debt	$534,000 in principal, plus interest	None	The conversion of these notes will dilute the notes issued in the SeedInvest financing	These securities are convertible upon a preferred stock financing and the percentage ownership will be determined at that time.	_____
Convertible Debt	$21,052.60 in principal, plus interest	None	The conversion of these notes will dilute the	These securities are convertible upon a preferred	_____

			notes issued in the SeedInvest financing	stock financing and the percentage ownership will be determined at that time.	
Convertible Debt (Prior SeedInvest round)	$100,000 in principal, plus interest	None	The conversion of these notes will dilute the notes issued in the SeedInvest financing	These securities are convertible upon a preferred stock financing and the percentage ownership will be determined at that time.	

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Robert Moore	$33,054	$20/unit sold, one time fixed interest rate of 10%	no	A portion of our last inventory run	none	N/A

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Brandon Austin and Ryan Austin.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brandon Austin	Common Stock	30.764%
Ryan Austin	Common Stock	30.764%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

GoFish Cam, Inc ("the Company") is a corporation organized under the laws of the States of Texas, and Delaware. The Company is a fishing technology company. The Company manufactures and designs wireless underwater cameras that sit on the fishing line and work with a proprietary mobile app available to users. Anglers can capture action- packed footage in fresh and salt water, showcasing a variety of fishing styles. The Company's intention is for anglers to gain insight into the underwater fishing experience and offer the ability to tailor video content that can be shared on social media.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $24,000 in cash on hand as of March 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	January 2016	Regulation D, 506(b)	Common Stock	$30,000	Build initial prototype and prepare kickstarter launch/marketing for Kickstarter
Seed	July 2017	Regulation D, 506(b) and Regulation CF	Convertible Promissory Debt	$650,000	Commercialize technology, marketing and pre-sales as well as misc. expenses like legal for filing patents.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: SI Securities, LLC is not restricted from acquiring a financial interest in the Company, creating a potential for a conflict of interest. In addition to the Crowd Notes that SI Securities, LLC will receive if the Offering is successful, SI Securities, LLC holds Crowd Notes that it received as compensation in connection with earlier offerings by the Company. Investors who invest less than $50,000 in this offering will be required to sign the Investor Proxy Agreement with SI Securities, LLC, which will grant an irrevocable proxy to SI Securities, LLC to vote their securities and any shares of equity they receive if the Crowd Notes are converted at a later date. SI Securities, LLC may vote those investors' shares in a way with which the investors do not agree.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brandon Austin
_____
(Signature)

Brandon Austin
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brandon Austin
_____
(Signature)

Brandon Austin
_____
(Name)

CEO and Director
_____
(Title)

June 22, 2018
_____
(Date)

/s/Ryan Austin
_____
(Signature)

Ryan Austin
_____
(Name)

Co-Founder and Director
_____
(Title)

June 22, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

GOFISH CAM, INC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 6, 2018



Independent Accountant's Review Report

To Management
GoFish Cam, Inc.
Austin, TX

We have reviewed the accompanying balance sheet of GoFish Cam, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GOFISH CAM, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 44,031	$ 30,735
Inventory	162,001	-
TOTAL CURRENT ASSETS	206,032	30,735
NON-CURRENT ASSETS		
Plant, Property, & Equipment	90,750	34,250
Intangible Assets	17,780	17,780
Less: Accumulated Depreciation	(16,867)	(2,808)
TOTAL NON-CURRENT ASSETS	91,663	49,221
TOTAL ASSETS	297,694	79,957
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	53,701	3,513
Texas Department of Revenue Payable	415	-
TOTAL CURRENT LIABILITIES	54,115	3,513
Non-Current Liabilities		
Convertible Notes Payable	724,000	232,500
Notes Payable	50,000	-
Accrued Interest Payable	37,842	10,022
Deferred Revenue	-	15,158
TOTAL LIABILITIES	811,842	257,680
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 5,880,000 issued and outstanding. $.0001 par value)	588	484
Additional Paid in Capital	79,577	79,681
Retained Earnings	(648,428)	(261,402)
TOTAL SHAREHOLDERS' EQUITY	(568,263)	(181,237)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 297,694	$ 79,957

Unaudited- See accompanying notes.

GOFISH CAM, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

	2017		2016
Operating Income			
Sales	$ 226,299	$	-
Cost of Goods Sold	(195,766)		-
Gross Profit	30,533		-
Operating Expense			
Salares & Related Expenses	94,007		70,215
Equipment	82,789		130,300
General & Administrative	69,814		28,031
Advertising & Marketing	71,205		15,735
Legal & Professional	52,509		1,317
Depreciation Expense	14,058		2,808
Rent	5,356		1,500
Formation Expenses	-		1,455
Total Operating Expense	389,739		251360
Net Income from Operations	(359,206)	$	(251,360)
Other Income (Expense)			
Interest Expense	(27,820)	$	(10,042)
Net Income	$ (387,026)	$	(261,402)

GOFISH CAM, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017

_____

		2017		2016
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(387,026)	$	(261,402)
Change in Accounts Payable		50,188		3,513
Change in Accumulated Depreciation		14,058		2,808
Change in Texas Department of Revenues Payable		415		-
Change in Deferred Revenue		(15,158)		15,158
Change in Inventory		(162,001)		-
Net Cash Flows From Operating Activities		(499,524)		(239,923)
Cash Flows From Investing Activities				
Change in Property, Plant, & Equipment		(56,500)		(34,250)
Change in Intangible Assets		-		(17,780)
Net Cash Flows From Investing Activities		(56,500)		(52,030)
Cash Flows From Financing Activities				
Proceeds of Convertible Notes Payable		491,500		207,520
Proceeds of Notes Payable		50,000		
Proceeds of Accrued Interest		27,820		10,022
Issuance of Common Stock		-		553
Proceeds of Additional Paid in Capital		-		79,612
Net Cash Flows From Investing Activities		569,320		297,707
Cash at Beginning of Period		30,735		24,980
Net Increase (Decrease) In Cash		13,296		5,754
Cash at End of Period	$	44,031	$	30,735

GOFISH CAM, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017

_____

	2017	2016
Starting Equity (Deficit)	$ (181,237)	$ -
Issuance of Common Stock	-	80,165
Net Income (Loss)	(387,026)	(261,402)
Ending Equity (Deficit)	$ (568,263)	$ (181,237)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GoFish Cam, Inc ("the Company") is a corporation organized under the laws of the States of Texas, and Delaware. The Company is a fishing technology company. The Company manufactures and designs wireless underwater cameras that sit on the fishing line and work with a proprietary mobile app available to users. Anglers can capture action-packed footage in fresh and salt water, showcasing a variety of fishing styles. The Company's intention is for anglers to gain insight into the underwater fishing experience and offer the ability to tailor video content that can be shared on social media.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company accounts for inventory on a first-in-first-out (FIFO) basis with amounts stated at historical cost within the financials. All physical inventory is currently held in Austin, Tx and at times may be held at other locations to facilitate international and domestic shipping.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Sales stated on the financials are net of returns and discounts. Cost of goods stated on the financials are net of shipping costs and affiliate commission.

Rent

The Company occupies office space under a month to month operating lease arrangement. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Delaware The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2014, 2015, and 2016 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- DEBT

The Company currently has two types of convertible notes outstanding. Note A contains up to $1 million in principal amount of convertible promissory note with a $3 million-dollar cap matures on December 31, 2018 with an interest rate of 6% per annum. Note B contains up to $1 million in principal amount of convertible promissory note with a $5 million-dollar cap matures on December 31, 2018 with an interest rate of 6% per annum. Conversion of the notes will entitle the holder to common stock at a per share price equal to the conversion cap amount divided by the aggregate number of outstanding shares of the Company's stock or surrender the note and take repayment of the outstanding principal balance plus accrued, but unpaid interest on the note.

The Company entered a loan with Robert Moore, EasyShip in Hong Kong, on December 2017 for $50,000. The loan carries an interest rate of 10% per annum with no maturity date. Inventory is held at the warehouse, consigned to Mr. Robert Moore. Future minimum payments are every 2 weeks. Payment is $20 per unit sold from the warehouse in Hong Kong.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 6, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


GOFISH CAM
Explore the UNDERWATER fishing experience
This presentation contains offering materials prepared solely by
without the assistance of SI Securities, and not subject to
In addition, this presentation may contain forward-looking
information relating to, among other things, the company, its
and strategy, and its industry. These statements reflect
current views with respect to future events based information
available and are subject to risks and uncertainties that could
company's actual results to differ materially. Investors are
place undue reliance on these forward-looking statements as
for illustrative purposes and they do not represent guarantees
results, levels of activity, performance, or achievements, all of
be made. Moreover, no person nor any other person or entity
responsibility for the accuracy and completeness of
statements, and is under no duty to update any such
them to actual results.

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Invest in GoFish Cam

A uniquely designed camera and app that helps fishing enthusiasts understand what's happening underwater

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

GoFish Cam is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by GoFish Cam without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- GoFish has shipped over 4,000 cameras and generated approx. $530K in revenue to date (May 2018)
- Graduate of the Telluride Venture Accelerator and Capital Factory Accelerator
- Over 14,000 email subscribers, with 30,000+ followers on social media
- Average monthly revenue of $40,000+ (2018)
- Notable investors include Capital Factory and Telluride Ventures

Fundraise Highlights

- Total Round Size: US $650,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

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"New Underwater Fishing Camera, GoFish Cam, Replaces Photos with Action-Packed Video to Perfect Your Sport" - Angling Trade

GoFish Cam is on a mission to make the underwater experience easily accessible to every angler. We want to help every angler re-live their favorite pastime.

Much of the fishing experience takes place underwater. GoFish Cam can help reveal the unknown:

- How a fish reacts to a bait or lure, and is the lure presenting itself properly

- What species are being shown on other electronics like a fish finder

- Where fish are hiding in the structures below

- Whether there are even fish below, and if so what types, and how big

- What's that big one that got away

GoFish Cam is a Kickstarter-backed hardware and mobile technology company that has developed an underwater camera that sits on an angler's fishing line. The camera works with a mobile application that lets its users review, edit, and share their footage.

Anglers can easily review their footage to help justify their decisions, cut out guessing time, and be more effective while fishing. GoFish Cam aims to give anglers the chance to learn from their experiences by supplying data from which they can learn more about what happened and why. Furthermore, their mobile platform aims to allow anglers to leverage others' experiences to plan their next outing, and build a collaborative community through content.

What the press is saying*

"GoFish Cam is really more of a specialty camera. Fisherfolk will find it useful as far as improving their chance of catching something" - *Digital Trends*

"The GoFish Camera . . . ties into a fishing line behind the hook, allowing fishermen to capture the moment a fish snatches the bait and becomes hooked. It can be used in water up to 150 metres deep" - *DailyMail*

"Seeing visual evidence of a strike through the lens of a GoFish Cam will open your eyes." - *Wide Open Spaces*

" [GoFish Cam] beat out more than 3,300 competitors to claim one of three Most Promising Startup awards" - *Globe & Mail*

" *Is this camera the future of fishing?*" - *Austin American Statesman*

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product & Service

Technology

GoFish Cam makes an enhanced camera that has been uniquely designed for fishing. Specifically, the camera records in 1080p HD, has night vision, can go 150M underwater, and has been designed with stabilized fins to prevent the camera from spinning or shaking or affecting the fishing line. Additionally, the camera was designed to have a pre-determined weight for optimization on the line so as to not affect how the lure or bait is supposed to present itself.

The GoFish Cam works with a custom mobile application. The mobile app lets anglers easily review, edit, and share their camera footage. Furthermore, GoFish Cam is continuously developing the platform to stand as a collaborative community based around content that enables its users to see data about their own and each other's fishing experiences.

Business Model

The business model of GoFish Cam is initially built on the sales of the cameras, for which product margins are approximately 60% and which GoFish Cam believes will increase to over 70% product margins at scale. To date over 4,000 cameras have been sold. They have begun to sell online to build initial user base as well as to develop their brand. They have also begun to engage with online retailers, wholesalers, and specialty shops to build the analytics around distribution of their product and perfect it before scaling to big boxes in Q4 of 2018. Their long-term goal (after developing a significant enough user base) is to shift their business model from being built on camera sales to monetizing on data, content, and the mobile app.

GoFish Cam has filed multiple patents all in pending status that focus on its unique designs and technologies. The portfolio is comprised primarily of design patents with a couple utility patents.

Products

GoFish Cam's initial product is a wireless action camera that is compatible with a mobile app. In late 2018, their goal is to release multiple accessory packs that will be compatible with all camera models. After the release of these accessories, their plan is to launch GoFish Cam 2.0 near the end of 2019, a more enhanced and innovative fishing camera that will collect and share more data about the fishing experience to users while also enhancing the mobile platform to enable more possibilities for anglers.

Their current product line consists of one camera: The GoFish Cam (retail price $239.99), which has the following key benefits:

- Smallest in-line camera on the market

- Strongest connection line system

- Night vision

- Only camera not requiring additional weights

- 150M (~500 feet) depth

- Stabilized, intuitive design

- Mobile Integration via WiFi

- Only fishing camera on the market to record in 1080@60fps

Gallery





The GoFish Cam Overview.

GoFish Cam is an underwater action camera that sits on your fishing line and works with a mobile app

Media Mentions







Team Story

GoFish Cam was founded by two brothers, Ryan and Brandon Austin. They've spent their entire lives fishing. Ryan and Brandon grew up fishing on the lakes in Ontario, Canada and deep sea fishing with their family from Costa Rica. In the summer of 2014, Ryan was on a fishing trip in Trinidad. He was on the back of a boat with some locals when all of a sudden one of the locals had a MASSIVE fish on the line! He battled it for what seemed like forever, until suddenly, the fish just got off. Everyone on the boat had so many questions: what kind of fish was it, how big was it, what should they do, should they go back? Ryan called Brandon to tell him the story, as he knew he'd appreciate the fishing tale. Within months, GoFish Cam was born.

Founders and Officers



Brandon Austin
CEO & CO-FOUNDER

Prior to co-founding GoFish Cam, Brandon Austin worked at Assent Compliance, a SAAS startup that focuses on streamlining companies' compliance programs. Brandon helped generate new business initiatives and sales leads, and trained new teams throughout the process. He also managed several accounts. In any work environment, Brandon has over-exceeded expectations and led his way to top staff. Winning sales of the month & staff of the year in his previous roles. Brandon is a graduate from Carleton University. It was at Carleton University where he began his entrepreneurial efforts, overseeing and building promotional teams for student events. Brandon recently participated in the Telluride Venture Accelerator program.



Ryan Austin
CO-FOUNDER & ADVISOR

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In addition to co-founding GoFish Cam, Ryan Austin is the founder of ExpertKnowledge. Prior to founding those companies, Ryan served as Senior Vice President for World Trade Group, an organization that offers live events, online products and training courses. He was responsible for the start-up, development, design, and execution of the Training Division in the Americas. In 2012, GCP acquired World Trade Group in a £27.5m buyout.

Ryan has founded several other start-ups from a young age. As a great believer that if you're lucky enough to be successful, you have a responsibility to give back, Ryan's interest lies in helping others – his main driving force for succeeding in business. He has been fortunate enough to have great mentors guiding him throughout his career and intends to pay it forward by helping others. After spending two years at York University and one year at The University of Western Ontario, Ryan left University to pursue his dreams. Ryan graduated from The Next Founders program which provided 50-65 hours of masters-level education taught by award winning faculty from schools including Harvard Business School, MIT, and Ivey. Ryan also participated and graduated from SURGE Venture's 4th cohort and Edge Ed Tech's most recent cohort.

Q&A with the Founder

Q: Please detail your product/platform and its key use case.

GoFish Cam: GoFish Cam is a wireless underwater camera that sits on your fishing line and works with a mobile app. Anglers can capture action-packed footage, gain insight into the underwater fishing experience, and review and edit awesome video content that can be shared on social media. Use your GoFish Cam in both freshwater and saltwater environments, and capture underwater video when casting, ice-fishing, trolling, bottom fishing, kayak fishing, and float fishing. At GoFish Cam, we're not just re-inventing the social aspect of fishing, we're also giving anglers a new perspective on the sport that they've never had before to further advance their skills.

Q: Do you have any intellectual property?

GoFish Cam: We have numerous design and utility patents filed. All are pending status and are either US non-provisional or international filings. We focused around the unique design of GoFish Cam. Similar designs we had to go through to get to the best design which we used. Different applications on the fishing line. Different technical capabilities such as use of communication from a mobile app to an in-water device using both bluetooth and WiFi to maximize connectivity and conserve battery life. We also focused on future versions, accessories, and technical capabilities like data sensors in future versions.

Q: What do you view as your market opportunity?

GoFish Cam: The spend for retail products in the US sport and recreational fishing industry is more than $45B annually. GoFish Cam has a Total Available Market (TAM) of $3.1B in the USA alone. This does not include any monetization of the video content, mobile app upgrades, or accessory sales. The Serviceable Available Market (SAM) is $600MM and the Serviceable Obtainable Market (SOM) is $150MM and targets a more defined firsts adopter. In the last 5 years fishing auxiliary and electronics equipment retail sales have increased by 166% and 240% in the last 10 years.

Q: Who is your typical customer?

GoFish Cam: GoFish Cam serves anglers between 25-55, who have a household income of $75K+, who fish at least once/wk, fish more predatory style fish in casting, trolling, bottom fishing, kayak fishing, ice fishing, and float fishing giving. This strategy allows us to target a more defined user, giving GoFish Cam an opportunity to foster a quick network effect to grow into the larger underwater camera segment.

Q: What is your strategy to scale post-raise, including your product and business roadmap?

GoFish Cam: 2018 is focused on three major things: optimize product, lower costs, scale distribution. In Q2 we plan to continue to scale sales through distribution, kick off our sales rep partnerships, build our online channels with our new digital marketing partners. Regarding product, we will finalize the cleaning of any past reported bugs on the app. Release a couple firmware updates with enhancements to the camera and with new features customers have asked for. We also plan to do price analysis with our suppliers to lower costs in preparation for our next production run.
In Q3, We will continue to build new features on mobile based off customer requests, active pipeline and focus on mobile app connectivity speed with the hardware. We will hire a new mobile developer full time to assist in the new builds. We will do our next production run financed mostly by sales of current inventory. We will also hire a Marketing Development Rep to assist in the development of our social media and content/partnership programs. We will also hire a firmware/hardware engineer. We will maximize direct consumer sales over the summer as well as new engagements with retailers for holiday sales and 2019 at shows like ICAST. We will also begin to determine which accessories to launch.
In Q4, we will fulfill new POs for holidays, maximize marketing efforts for end of year spikes, continue to build several new features into mobile, announce new accessories, and then have an end of year meeting to plan out the API integrations and V2 of camera.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $650,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	6.0%

Additional Terms

Closing conditions:	While GoFish Cam has set an overall target minimum of US $250,000 for the round, GoFish Cam must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to GoFish Cam's Form C.
Regulation CF cap:	While GoFish Cam is offering up to US $650,000 worth of securities in its Seed, only up to US $650,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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If Minimum Amount Is Raised



- ● General Expenses
- ● Operations
- ● Marketing
- ● Sales & Business Develo...

If Maximum Amount Is Raised



- ● General Expenses
- ● Operations
- ● Marketing
- ● Sales & Business Develo...

Investor Perks

Investors who invest over $1000 will receive a GoFish Cam tshirt, Investors who invest over $2500 will receive a GoFish Cam hat and tshirt. Investors who invest $5000 will receive a GoFish Cam, a Hat and a Tshirt.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in GoFish Cam

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by GoFish Cam. Once GoFish Cam accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to GoFish Cam in exchange for your securities. At that point, you will be a proud owner in GoFish Cam.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, GoFish Cam has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

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However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now GoFish Cam does not plan to list these securities on a national exchange or another secondary market. At some point GoFish Cam may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when GoFish Cam either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

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Other General Questions

What is this page about?

This is GoFish Cam's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the GoFish Cam's Form C. The Form C includes important details about GoFish Cam's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck

GO FISH CAM

Explore the UNDERWATER fishing experience

This presentation contains offering materials prepared solely by GoFish Cam without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.









Problem

GOFISH CAM

95% of the fishing experience happens underwater!

Millions of fishing enthusiasts (anglers) share their catch online, and yet these classic pictures can't tell you what happened. The strike, the fight and all the data that tells you why you didn't catch anything at all happens under the surface, and anglers have no access.





Now you don't have to miss out on the real fishing experience

GoFish Cam aims to provide all anglers with the full fishing experience that happens underwater.

The GoFish Cam







GOFISH
T-Mobile
8:23 PM
99%
Search
10 VIDEOS OF THE WEEK
TRENDING TAGS
See All
#FishingLure
#SaltyWater
#Spinner
SUGGESTED
POPULAR
RECENT

GoFish Cam Sits on a Fishing line and Works with a Mobile App

Capture action-packed footage, gain insight into the underwater fishing experience, and review/edit awesome video content that can be shared on social media.



The GoFish Cam







Review Edit Share







Insightfully built by anglers for anglers

 Night Vision

 1080pHD with 3 record modes

 1000lbs Tension Rating

 500 Feet Depth

 Easy Rigging

 Mobile App Integration

 Tough Exterior Housing

 Optimized Weight



Market Validation

GoFish Cam
@GoFishCam
Message
Liked
Following
Promote
More
4.6 Always Open
Company · Austin, Texas
Sean Galvin — 5★ Really enjoying it so far.. A must for all fishing enthusiasts..
January 17, 2018 · 15 Reviews
Like 1 · Comment
Herman C Knott — 5★ Just got my gofish cam can't wait to get some halibut on video.
December 24, 2017 · 2 Reviews
Like 2 · Comment 2
Alex Hunt — 5★ Really looking forward to taking this out for a spin :)
February 21, 2018 · 16 Reviews
Like · Comment
Donovan Sparkes Jr. — 5★ Great group of entrepreneurs at the helm and an incredible product!
January 19, 2018
Like · Comment

4000 cameras shipped and
Customers are LOVING us!

$530,000+ USD in Revenue to Date
$40K as 2018 monthly average

National Award: One of 3 Most Promising Startups

35K+ social media followers

100+ Press Mentions

Secured distribution and retailers

Secured commercial contracts with the US Navy Seals & Other Research Programs



Business Model

GOFISH CAM

MANUFACTURE COST: $63.83 (~$40-50 w/ volume)



Distribution/BIG BOX	Small Retail/Dropship	DIRECT (MSRP)
$119.99	$143.99	$239.99
Product Margin: 46.80% Markup: 87.98%	Product Margin: 55.67% Markup: 125.58%	Product Margin: 73.40% Markup: 275.98%
Gross Profit: $56.16	*Gross Profit: $80.16*	*Gross Profit: $176.16*

Market Size in the USA Only


$3.1 Billion
12.9 Million Anglers
$600 Million
2.5M Anglers
$150 Million
625K Anglers
TOTAL
AVAILABLE MARKET
SERVICEABLE
AVAILABLE MARKET
*SERVICEABLE
OBTAINABLE MARKET
(first adopters)*

*Male Anglers (ages: 25-55), household income >$75k/yr, fish +1x per week, partake in either trolling, cast/retrieve, float and/or bottom fishing

IN THE LAST 5 YEARS, FISHING ELECTRONICS' RETAIL SALES INCREASED BY 166%

Adoption & Promotional Strategy

GOFISH CAM

Influencer marketing

- Network of Anglers & Affiliates on GoFish Cam's Pro Team
- Traceable content and links
- 7.5-15% commissions
- Content Creation Incentives



GoFish Cam

GoFish Cam Users

- Users share video content on social media using mobile app.

Industry Strategy

- Trade Shows
- Media partners
- Online Re-seller
- Retail Stores

Competitive Landscape

	GoFish Cam	Water Wolf	hookeye
Video Quality	1080p@60	720p@60	1080p@30
Depth	150m	120m	120m
Battery Life	4.0 hrs	4.0 hrs	3.0 hrs
Wi-Fi Capable	YES	NO	NO
Lens Angle	155°	120°	140°
Device Features	• **MOBILE INTEGRATION & GOFISH CAM DATABASE** • Night Vision • 98g/115mm • Specially designed connection hardware • Mobile app logs data about fishing experience: type of fish, lure, water and weather conditions	• Anti-wobbling retrieve • 58g/120mm	• Night Vision • Magnetic Activation • About 5x size of a GoFish Cam
Price	$239.99	$199.99	$399



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Competitive Advantage

GOFISH CAM



Firmware, Software
and WiFi/Bluetooth Connectivity
3-Tier Body/Housing
Stability Fin
Fishing Line Connection Hardware

9 PATENTS FILED:

design patents | utility patents

International Filings

GoFish Cam Team





BRANDON AUSTIN
Co-Founder & CEO

Effective leader with experience in marketing, sales and building teams



KIERAN HOWLETT
CTO

15+ years of experience in hardware and mobile development



RYAN AUSTIN
Co-Founder & Advisor

Serial entrepreneur with 10+ years of experience



DAN CAPUTO
Sr. BA Designer

20+ years of experience in product and packaging design



ROY PROSISE
Manuf. & Design Partner

30+ years of experience in product development & manufacturing



DEREK LITTERAL
Development & Operations

7+ years of experience in prototype development MFG operations



JAROD BARNETT
China Rep.

20+ years of experience in over seas manufacturing operations



GoFish Cam Advisory Board

GOFISH CAM

John Weiss

Former EVP Global Brands
Pure Fishing

Randy Trout

Experienced CFO

Andrew Eye
CEO, ClosedLoop.AI

Experienced Entrepreneur &
Mobile Executive with successful exits













DMZ

CAPITAL FACTORY

TELLURIDE
VENTURE ACCELERATOR

Investment Opportunity

GOFISH CAM

Use of funds:

- Invest heavily into our digital marketing efforts to scale direct online sales
- Scale wholesale operations and scale sales rep team to secure agreements with retailers and more commercial clients

Milestones:

- $1M+ Revenue 2018, <> 6000 units
- Mature Mobile App
- Scale in-house engineering to begin new product releases

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Financial Projections



CAGR: 126.79%
$250K
2,600 Cameras
$1.3M
6,000 Cameras
$2.6M
14,500 Cameras
$6M
35,000 Cameras
$15M
83,000 Cameras
2017
2018
2019
2020
2021

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Bottom up projections with conservative cameras sold. Distribution ramp up in revenue starting 2018. More aggressive marketing budgets with a Series A investment would allow for significant increase in projections.



THE OLD WAY



THE NEW WAY

EXHIBIT E
Video Transcript

How To: Using the GoFish Cam

Hey GoFish Cam users! My name's Brandon Austin, I'm the co-founder and CEO of GoFish Cam. Here to quickly brief you on how to use the GoFish Cam. So right when you take the GoFish Cam out of your box, you're gonna see it's nicely sealed. You're gonna remove the back cap by just twisting off. Once it's twisted off, you'll be able to see the controls on the backside of the camera. The proper orientation for the camera is when the middle lever line is facing down. So when you put the switch - the power switch, which is right here, the middle position will be when it's off. If you put it towards the red recording button, then you're gonna see a green light here flicker, which means the camera's turning on. Once the light is solid, that means that the camera's on. If you put the switch the other way, you're gonna turn on the camera with its night vision. If you put it in the middle, then the cam will go off. You'll know it's off because all the indicator lights will be off in the camera.

If you ever run into an issue where your camera's not turning off or the lights are turning off when you hit off, what you can do is manually reset the camera by pressing both the red and black button at the same time and you'll see that it turned everything off. Now if you see the green light flashing repeatedly and it's not going solid, what that means is that you don't have a micro SD card inserted. The cameras at this time don't come with micro SD's, you can pick one up on Amazon or Walmart, they're really affordable. You put the micro SD card right in the micro SD slot, above the charging port, right there. With this part facing down towards the middle lever line. Once it clicks and stays in place, you know that the micro SD card is in there and as you can see the green light went solid.

Now, if you wish to just use the camera without the mobile app, it's really simple. Press the red record button, you'll see the green light start blinking, that means that it's recording me right now. You can just close up the back cap and make sure it's nice and tight that you don't see anymore of that white seal and you're good to go fishing. It's recording now, it will keep recording until you turn it off, again, on the back side by unscrewing the cap and just stopping the recording by pressing the red button.

Now, if you plan to use the camera without the mobile app, here's a couple of things that you should know about the controls on the back. When you turn on the camera, you can press the red record button to start recording but if you hold down the red record button, you'll see the color - that indicator light change. If it's green, that means it's filming in 1080 at 60. If it's dark blue, that means it's recording at 1080 at 30 and if it's turquoise, it means it's 720 at 60 and if you hit the red - hold the red button again, you're gonna get it back down to that 1080 at 60 frames per second.

Now, if you want to use the mobile app to connect to the camera and control it through that, that's really simple, you press the black wifi button here. You'll see the orange amber light starts flashing, which means that the camera's in search mode and if you're already connected to it, it'll auto-connect but if you've never connected to it, then you just connect to your phone. You go to your wifi settings like you normally would and you'll see the GoFish Cam wifi right there. Once you click on it, it's gonna asked you for a password, which is 1, 2, 3, 4, 5, 6, 7, 8, 9, 0. You can always change and customized that later on through the mobile app but you'll see that it connects right there and don't worry if it says "No internet connection." That's just when you know that your camera's hotspot isn't an actual internet connection but you still are connected to the camera, you can see that the orange light there went solid, which means that it's connected.

Click on the other videos so that you can see how to use the mobile app once you're connected. Enjoy using your GoFish Cam and tight lines everyone!

The GoFish Cam Overview

We love to share our fishing stories but the real story, the chase, the strike and the fight is down below, in the waters. The GoFish Cam is uniquely-designed underwater camera that sits on your fishing line and let's you capture the underwater experience of fishing.

Built with a rugged exterior, it can survive the harshest of conditions and comprises of a strong metal leader line so you can catch even the biggest game fish. It gives you visibility in the deepest and darkest of waters, it's powered by rechargeable batteries, gives you all the needed storage space, multiple video settings and it's own hotspot that connects with the GoFish Cam mobile app via wifi, that completely enhances your experience while fishing.

So next time, tell the real story of your fishing with the GoFish Cam. Get one for your tackle box today.